MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT SEPTEMBER 30, 2007

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the Company’s interim unaudited financial statements and notes thereto for the period ended September 30, 2007 (the “Statements”) and compares the financial results for the three and nine month periods ended September  30, 2007 with those of the comparative periods in 2006. The reader is encouraged to review the Statements in conjunction with this document and the audited financial statements and annual MD&A of the Company for the year ended December 31, 2006. This report is dated November 12, 2007 and the Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All amounts presented in this MD&A are in Canadian dollars and tabular dollar amounts are in thousands unless otherwise indicated.

BUSINESS OVERVIEW

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties.  The current principle area of focus is the New Afton Copper Gold project (the “Project”) located approximately 10 kilometres west of Kamloops, British Columbia.

Corporate

On June 28, 2007, the Company completed an offering (the “Offering”) and subsequent agents over allotment option on July 27, 2007, pursuant to which the following securities were issued:

- 237,000 Series D units at a price of $1,000 per unit;

- 55,000 5% subordinated convertible debentures at a price of $1,000 per debenture;

- 2,055,000 flow-through shares; and

- 10,700,000 common shares

The total financing generated gross cash proceeds of $392.3 million (net proceeds $374.5 million).

Non-bank managed Asset-backed Commercial Paper (“ABCP”)

As at September 30, 2007 the Company had $170 million invested in secured short term debt obligations (rated R1 high by Dominion Bond Rating Service), issued by limited purpose trusts sponsored and managed by non-bank entities. These obligations, commonly known as “Asset Backed Commercial Paper” (“ABCP”),  typically have terms of less than 365 days and repayment of a maturing ABCP is dependent on the cash generated by the trusts’ underlying assets and the ability of the trusts to issue new ABCP. In mid August 2007 a number of sponsors of non bank managed ABCP, including those with which the Company had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets.

As a result, the non-bank ABCP market is currently the subject of an agreement signed August 16, 2007 among a number of affected parties. This agreement, referred to as the “Montreal Accord”, contemplates some form of a restructuring of ABCP on or before December 14, 2007 with the expressed intention of re-introducing those investments in a different form and also creating a market for them to be traded. However, the general terms of reference of the Montreal Accord have not been made the subject of a definitive proposal and there is no certainty of a positive outcome. While the Company is not a signatory to the Montreal Accord, it is directly and through counsel monitoring the activities of a committee formed to implement the restructuring.

As a result, there is presently no active market for the ABCP held by the Company and the funds cannot be accessed until such time as the restructuring contemplated by the Montreal Accord has been completed or some alternative acceptable resolution is found. The Company is unable to definitively determine when an appropriate resolution may occur, however, believes that it is reasonable to assume that it will occur within the next 12 months. As a result, the Company continued to reflect these investments as current assets and has re-classified them from cash and cash equivalents to short-term investments.

Management has estimated the fair value impairment on ABCP held as prescribed by Section 3855 by using a probability weighting cash flow approach based on its best estimate of the range of possible outcomes which are then discounted to September 30, 2007 based on the expected timing of the outcomes.  This analysis presumes a successful resolution of the Montreal Accord and has been calculated without the benefit of a full understanding of the underlying assets of each of the trusts as this information has not been provided by each trust. While management believes that it has utilized an appropriate methodology to estimate fair value, given the number of uncertainties there can be no assurance that management’s estimate of potential recovery is accurate. Based on this fair value estimation the Company has recorded an impairment charge in the amount of $17.2 million in the current period.  There can be no assurance that this estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods. In addition, the Company has not accrued any interest due from these investments pending further information from the restructuring.

Management will however continue to seek all avenues to recover the full value of the original investments and interest due.

The Company has also amended its previous investment policy to further restrict the list of permitted investments while removing asset-backed securities as an allowable investment. Under the revised investment policy the Company must invest the majority of its funds in short-term debt issued by Canada or the Provinces of British Columbia, Alberta or Ontario. The remainder must be held in Bankers’ Acceptances, Bank Bearer Deposit Notes or Bank Term Deposits, issued by Authorized Canadian Banks, or in cash on deposit with any of these same banks.

New Afton Copper-Gold Project

During the third quarter of 2007, work continued in the existing exploration decline enlarging it to accommodate the equipment necessary to facilitate mine development. The initial deliveries of the mobile fleet arrived during the quarter.

On July 5 the Company announced that it had appointed AMEC Americas Limited (“AMEC”) based in Vancouver, British Columbia as the Engineering and Procurement contractor for the design of the mill and related surface facilities. AMEC has commenced the detailed engineering phase of the project and New Gold is finalizing alternatives for construction of the surface works.

On October 31 the Company received from the Ministry of Energy, Mines and Petroleum Resources (British Columbia) a permit issued pursuant to Section 10 of the Mines Act approving the work system and reclamation program in respect of the Project.

The Company also continued to explore at and around the existing resource through a surface drilling campaign which is targeting the deep extension of the project; however, these holes remain difficult to complete. Once the underground development has sufficiently progressed the Company will be able to drill these deep targets from underground.

SELECTED QUARTERLY INFORMATION

The results of operations summarized in the following tables have been prepared in accordance with GAAP:

$Cdn (Unaudited)	2007 3rd Quarter	2007 2nd Quarter	2007 1st Quarter	2006 4th Quarter
Statements of Operation and Deficit
Loss	$ 16,448	$ 1,962	$ 462	$ 1,375
Loss per share	0.45	0.08	0.02	0.06

Balance Sheets
Working Capital	183,513	228,066	56,783	65,471
Total Assets	502,636	489,143	133,238	132, 656

Statements of Cash Flows
Payments for mineral properties exploration costs	5,957	7,046	5,867	5,449

$Cdn (Unaudited)	2006 3rd Quarter	2006 2nd Quarter	2006 1st Quarter	2005 4th Quarter
Statements of Operation and Deficit
Loss	$ 750	$ 60	$ 1,318	$ 1,232
Loss per share	0.03	0.00	0.07	0.08

Balance Sheets
Working Capital	71,442	76,460	80,308	14,815
Total Assets	131,040	130,531	130,223	61,631
Statements of Cash Flows
Payments for mineral claim interest and exploration costs	4,544	5,442	4,776	3,154

Comparative Periods – third quarter

During the third quarter of 2007, the Company invested approximately $5.9 million on its mineral properties as compared to $4.5 million in the comparative quarter in 2006.  During the current quarter the Company spent $4.3 million on underground development, principally related to the underground development from the existing decline, $1.1 million on surface exploration programs in and around the current resource and $0.4 million at the Company’s Magnum/Ajax properties.  This compares to spending in the 2006 comparative quarter of $1.3 million on underground exploration and support, $2.2 million on the feasibility study and $1.0 million on surface exploration at Afton and Ajax.

In addition to the Project expenditures, the Company spent $2.6 million in the third quarter of 2007 principally on mobile equipment necessary to commence the underground development as compared to $144,000 in the comparative quarter.

The Company incurred a loss of $16.4 million or $0.45 per share in the third quarter compared with a loss of $750,064 or $0.03 per share in the third quarter of 2006.  The increase in the loss is primarily related to:

•

As previously discussed, the Company incurred an impairment charge on short-term investments taken against the Company’s non-bank sponsored ABCP investments which totaled $17.2 million in the current quarter.

•

The Company has expensed $11.4 million related to interest and accretion charges which do not qualify for capitalizing to the project costs. The Company allocates the interest and accretion charges arising as a result of the Note and Debenture debt financings between mineral properties and the Statement of Operations based upon the weighted average effective interest rate of the borrowings times the average capitalized value of the Project during the period.  The accretion change on a quarterly basis ($7.0 million) will reduce in future periods as a result of the receipt of the mining permit which removes the obligation of the Company to offer to redeem the Note prior to maturity. As a result, the Company had been accreting the debt over a 12 month period. The Company will be increasing the accretion period to the expected life of the debt commencing on November 1 which results in the accretion being spread over a longer period. In addition, as the carrying value of the Afton property increases the proportionate amount of interest and accretion charged to mineral properties as compared to operations will increase.

•

As a result of the Company receiving its mining to operate and reclaim the Afton mine on October 31, 2007, the Company has recognized future income tax assets. The Company has recognized future tax assets and recorded a future tax recovery of $10.6 million relating to available loss carry forward amounts and share and debt issue costs.

•

The loss was partially offset by an increase of $2.2 million in higher interest income from the net proceeds from the June and July 2007 financings. In addition, wages, benefits and stock-based compensation costs were lower in the current quarter than in the comparative quarter in part due to lower stock-based compensation charges due to the timing in grants.

Comparative Periods – year to date

For the year to date 2007, the Company invested approximately $18.9 million on its mineral properties as compared to $14.8 million in the comparative period in 2006.  During the current nine months in 2007 the Company spent $12.4 million on the underground development, $3.0 million to complete the feasibility study, $3.3 million on surface exploration programs.  This compares to spending in the 2006 comparative period of $8.8 million on underground exploration and support including $2.2 million related to tunneling, $4.0 million on the feasibility study and $2.0 million on surface exploration at Afton and Ajax.

In addition to the Project expenditures, the Company spent $6.4 million in the current year period year to date principally on mobile equipment necessary to commence the underground development and deposits related to mill component orders as compared to only $347,000 in the comparative period when the primary activity was related to the feasibility study.

The Company incurred a loss of $18.9 million or $0.66 per share for the year to date compared with a loss of $2.1 million or $0.10 in the comparative nine month period.  The significant increase in the loss, which has been detailed in the third quarter comparative discussion, relates to the impairment charge on short-term investments taken against the Company’s non-bank ABCP investments which totaled $17.2 million, the expensing of $11.4 million related to interest and accretion charges during the third quarter of 2007 and which was partially offset by the recording of a future tax recovery of $10.6 million in the third quarter of 2007.

This loss was further offset by an increase of $4.5 million in higher interest income from the net proceeds from the June and July 2007 financings. In addition, wages, benefits and stock-based compensation costs were lower in the current nine month period than in the comparative period due to lower stock-based compensation charges as a result of the timing of previous grants.

Previous Eight Quarters

Over the eight preceding quarters, the following significant events have occurred which have impacted the trends over that period:

•

Financings - On June 28, 2007 and July 27, 2007, the Company completed a short form prospectus filing generating gross cash proceeds of $392.3 million (net proceeds $374.6 million) (see Liquidity and Capital Resources).  In February 2006 the Company raised $75 million from the issuance of units comprised of one share with a half warrant. In addition, the Company raised approximately $3 million in flow through financing during the fourth quarter of 2005.

As result total assets and working capital have increased significantly since the second quarter of 2007. Once the Company receives its mining permit, working capital will improve further as the Note debt will be re-classified from a current to long-term liability.

•

The Company commenced a Feasibility Study in December 2005 (the results of which were published in the first quarter 2007) at a total cost of $10.7 million over the preceding six quarters.

•

The Company has taken an impairment charge against its ABCP investments in the third quarter of 2007 in the amount of $17.2 million as managements’ best estimate of the likely loss that may be realized on the resolution of the ABCP restructuring. In addition, the Company expensed $11.4 million related to interest and accretion charges based upon its interest capitalization policy.

•

The Company has recorded a tax recovery of $10.6 million at September 30, 2007 related to available loss carry forward amounts and share and debt issue costs as discussed in the third quarter comparative.

LIQUIDITY & CAPITAL RESOURCES

As at September 30, 2007, the Company had working capital of $189.1 million versus $65.5 million as at December 31, 2006.

On June 28, 2007, the Company completed an offering (the “Offering”) and a subsequent agents over allotment option on July 27, 2007 for 17,000 additional Series D Units, through a syndicate of underwriters, pursuant to which the following securities were issued:

- 237,000 Series D units at a price of $1,000 per unit;

- 55,000 5% subordinated convertible debentures at a price of $1,000 per debenture;

- 2,055,000 flow-through shares; and

- 10,700,000 common shares

The total financing generated gross cash proceeds of $392.3 million (net proceeds $374.6 million).

Series D units

The Company has issued in total 237,000 Series D units (“Units”) for an aggregate principal amount of $237 million which includes the issuance of 17,000 additional Units issued as part of the over-allotment option granted to the agents and exercised on July 27, 2007. The Units, which were issued pursuant to a Note Indenture dated June 28, 2007 (the “Note Indenture”), consist of an unsecured note bearing interest at 10% per annum in the principal amount of $1,000 (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of $15 per share until June 28, 2017.  The Notes and Warrants detached on their listing on the Toronto Stock Exchange.

The Company has allocated the initial net proceeds of the Series D units as follows:  $191.7 million to the Notes based on the fair value of a similar debt instrument without associated common share purchase warrants; and $35.2 million to the Warrants using the residual value method. The value of the Notes will be accreted to its face value over the term of the debt using the effective interest method. During the third quarter of 2007 accretion costs of $10.1 million were added to the Series D units debt.

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time and from time to time from June 28, 2007 to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The Note Indenture provides that in the event of a change of control of the Company or in the ownership of the Project, as defined therein, the Company may or must offer, depending on the circumstances, to redeem the Notes.

In addition, if the Company has not obtained the necessary permits for construction, development and conducting mining operations before June 28, 2008 it must offer to redeem the Notes then outstanding at 100% of the principal amount plus accrued and unpaid interest.  As the permit was received on October 31, 2007 the Company will reclassify the Notes from a current to long-term liability subsequent to this date. As a result the accretion will also be amended to the expected life of the debt commencing on November 1, 2007.

The Notes rank senior to the Debentures described below. If the Company secures any subsequent indebtedness, the Notes are required to be secured in the same manner. The Note Indenture subjects the Company to comply with certain reporting and other covenants that include limits on indebtedness and distributions subject to certain conditions.

Subordinated Convertible Debentures

The Company issued 55,000 Convertible Subordinated Debentures (“Debentures”) for an aggregate principal amount of $55 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of $9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into common shares at a conversion price ranging from $7.48 to $9.35, based on a time formula specified in the Debenture Indenture

The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Company has allocated the $52.6 million net proceeds of the Debentures of $34.2 million as a liability based on the fair value of a similar debt instrument without an associated conversion option. The fair value of the conversion option of the Debentures on June 28, 2007 was estimated using the residual value method at approximately $18.4 million.  The debt component of the Debentures is accreted over the term to maturity using the effective interest method. During the third quarter of 2007 and accretion costs of $0.5 million were added to the convertible debt balance.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

The Company has allocated the costs associated with the financing against the component parts of the instruments issued, being the Notes, Warrants, Debentures and the fair value of the conversion option of the Debentures.

As a result of the Notes and Debentures debt financings, the Company has incurred accrued interest charges of $6.6 million and recognized $10.6 million in accretion costs to September 30, 2007. These amounts were charged between the Statement of Operations and mineral properties based upon the relative values of the deferred costs related to the Project and the face value of the debt issued as follows:

	Accretion	($ millions) Interest	Total
Statement of Operations	$7.0	$4.4	$11.4
Mineral Properties	$3.6	$2.2	$5.8
	$10.6	$6.6	$17.2

Funding Requirements and ABCP Implications

The Company believes that with its current cash position of $244.8 million and estimated fair value of its ABCP investments of $152.9 million that it has adequate funds to complete the pre-production construction phase and a significant portion of the expansion phase of the Project plus meet its corporate and administrative obligations.  The Company will need additional financing to finance the remainder of the Project construction and debt service prior to the commencement of commercial production. The amount of additional funding may be significantly impacted by the outcome of the Montreal Accord restructuring should the amount recovered be lower than management’s current best estimate of recovery. Based on management’s projection of expenditures, and including previously projected flow-through financings in 2008, the Company estimates that it will not require access to the ABCP funds until the fourth quarter of 2008. The Company is unable to definitively determine when an appropriate resolution may occur with respect to the Montreal Accord, however, believes that it is reasonable to assume that it will occur within the next 12 months.

Under the terms for the Series D Notes, the Company may incur up to an additional $75 million in unsecured financing beyond the amount of debt already raised. The Company had intended to, and continues to expect to raise flow-through funding to finance the majority of the future funding requirement. However, the Project has a finite capacity of qualifying flow-through expenditures and therefore any additional losses beyond that already provided for in the impairment assessment of its ABCP investments may necessitate the issuance of additional debt, common shares, share purchase warrants or a combination thereof. The Series D Note provisions also allow for the Company to issue secured debt provided the Company secures the Note holders.

The combined Project and debt service short fall is estimated to be approximately $120 million in the aggregate based upon current management estimates, which include the estimated loss on its ABCP investments of $17.2 million. This estimate will be revised as the detailed engineering and revised construction schedule are completed and updated as necessary. The estimate assumes that the Project development will proceed straight to 4 mtpy rather than a phased throughput commencing at 1.6 mtpy and increasing to 4 mtpy after 2 years of operation as contemplated by the feasibility study. Proceeding straight to a 4mtpy will accelerate capital spending which under the feasibility study was delayed and partially funded from operating cash flow. This approach is currently the subject of the detailed engineering phase of the Project. The Company expects to update its internal estimates used in this funding assessment against the engineered plan to be completed in late 2007 or early 2008.

The annual debt service cost of the Company, which is included in the above future funding estimate is approximately $27 million per year and the Company is not projected to have significant positive cash flows until the year 2010.

There can be no assurance that the Company will be able to raise sufficient funds as and when these funds are required.

NEW ACCOUNTING POLICIES

The Company has adopted the following accounting policies effective for the Company’s first quarter commencing January 1, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. The adoption of this policy had no material impact.

b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the statement of operations such as unrealized gains or losses on available-for-sale investments. The Company does not have other comprehensive income or loss, therefore comprehensive loss for the period was equal to the loss for the period.

c)

Interest Capitalization – Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Interest will be allocated between expensing it to the Statement of Operations and capitalizing it to mineral properties based upon the weighted average effective interest rate of the Company’s debt times the average deferred Afton mine costs applicable for the period to determine the amount to be capitalized.

d)

Transaction Costs - The Company records financial assets and liabilities net of transaction costs. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are netted against the financial asset or financial liability on initial recognition and amortized using the effective interest method over the life of the related debt instrument.

COMMITMENTS, CONTINGENT LIABILITIES AND SUBSEQUENT EVENTS

Afton Project Commitments

a)

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment necessary to commence development of the Project. These commitments totaled $26.5 million. These commitments are expected to come due over the next 12 months.

b)

On January 9, 2007, the Company announced that it had signed a Letter of Intent (“LOI”) with Teck Cominco Limited (“Teck”), to acquire the surface rights to more than 4,000 acres of land, encompassing the Project. The LOI contemplates the Company paying Teck $10 million upon closing, with an additional $6 million to be paid (with applicable interest) any time within 2 years of closing.

As part of the LOI, the Company has agreed to honour all pre-existing agreements made between Teck and any third parties regarding access and rights of way over this land, and access to water.

c)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or common shares of the Company.

d)

As per the terms of the June 28, 2007 equity financing the Company is obligated to renounce qualifying flow-through expenditures totaling $20 million. These qualifying expenditures can be derived from mine development expenditures and exploration incurred in 2007 plus qualifying exploration grass-roots expenditures incurred in 2008 but renounced in 2007.

Other Royalties and Property Commitments

e)

Under the terms of the Ajax - Python Claim option agreement the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

f)

In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year.  The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $50,000 to one optionor and $43,020 to the other.  Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may, at any time during the option period, purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

Operating Leases

g)

The Company is committed to operating leases in the aggregate of $250,621. The future minimum lease payments as at September 30, 2007 are as follows:

(in thousands)
2007	$36
2008	121
2009	78
2010	16
$251

CRITICAL ACCOUNTING ESTIMATES

Management has estimated, based on its best estimate of a range of probabilities, the weighted average potential outcome of the recoverability of its original investment and interest due related to its ABCP investments. Based on this estimate the Company has taken an impairment charge against these investments in the amount of $17.2 million.  There can be no assurance that this estimate will be realized, nor may it be adequate, and subsequent adjustments material adjustments may be required in future reporting periods. The Company will continue to monitor the Montreal Accord restructuring and make subsequent adjustments as and when deemed necessary.

The recoverability of the $90.7 million Project carrying value at September 30, 2007 is dependent upon the ability of the Company to obtain the necessary permits, raise sufficient additional financing to complete the development and realize future profitable production there from or alternatively upon the Company’s ability to dispose of its interests in the Project on an advantageous basis.  Changes in future conditions could require a material write-down of the Project.

During the second and third quarters the Company  calculated the fair value split between the debt and equity components of the Unit and Debenture compound financial instruments using the applicable interest rate of a similar debt instrument without an associated common share purchase warrants in the case of the Units or the conversion feature in the case of the Debenture. Management has assumed the applicable interest rate of a none compound feature debt raising to be 13%.

As a result of the Company receiving its mining to operate and reclaim the Afton mine on October 31, 2007, the Company has recognized future income tax assets. The Company has recognized future tax assets and recorded a future tax recovery of $10.6 million relating to available loss carry forward amounts and share and debt issue costs. The Company has recorded this recovery based after having considered the results of the recently completed feasibility study, the ability of the Company to raise additional equity or debt and the markets for metal.

SUBSEQUENT EVENTS

On October 25, 2007 the Company completed the acquisition of the Teck surface rights as referred to above including the payment of $16 million plus applicable transfer taxes. Teck was also be granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase at any time for $12 million.

On October 31, 2007 the Company received the mining and reclamation permit M-229 which will allow the full development of the New Afton mine to proceed. The permit obligates the Company to provide a total security deposit in the amount of $9.5 million over a five year period.  The first deposit of $3.5 million is required to be made within 30 days of the receipt of the permit.

OUTLOOK

The Company continues to focus on the Project as its primary activity. Advancement of the Project is the key to the Company’s success and with the recently completed financing, purchase of the surface rights and issuance of the permit under the Mines Act, the Company is well positioned to proceed with the significant development activities required to complete construction of a new mine.  Management’s operating efforts over the near-term will be primarily focused on:

Commencement of full development underground;

Completion of detailed engineering of the Project through the Engineering and Procurement Contract with AMEC referred to above. Further updates to the capital costs and schedule for construction will occur as detailed engineering progresses;

Finalizing the selection of a construction manager for the surface facilities and the completion of necessary contractual arrangements;

Continued procurement of long lead items, primarily in the mill and development mobile fleet areas, for the Project; and

Continued expansion of the Company’s work force to meet the personnel requirements of the Project.

The expected monthly expenditure rate on the Project for the remainder of this year is in the range of $5 – 8 million depending on the timing of fixed asset deliveries.

In addition, the Company continues to assess its exploration opportunities primarily around the existing Afton resource but also on the Ajax and at its optioned properties.

On the corporate side, the Company will continue to focus on realization of its investment in ABCP. The Company will complete the necessary internal control process mandated by the Sarbanes-Oxley Act.

In addition, the Company continues to assess its exploration opportunities primarily around the existing Afton resource but also on the Ajax and at its optioned properties.

As at November 12, 2007, the Company’s outstanding equity instruments were:

Common shares	36,949,717
Warrants	27,867,000
Convertible debentures	7,352,941
Common stock options	2,527,500

FORWARD-LOOKING STATEMENT

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access all the financing required to develop the mine, that appropriate equipment and sufficient labour will be available and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to undertake the development of the New Afton project. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

US INVESTORS SHOULD NOTE

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Investors are cautioned not to assume that any part or all of the mineral deposits in a “resource” category will ever be converted into reserves.